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                              May 29, 2024

       Raymond Wai Man Cheung
       Chief Executive Officer
       Basel Medical Group Ltd
       6 Napier Road
       Unit #02-10/11 Gleneagles Medical Centre
       Singapore 258499

                                                        Re: Basel Medical Group
Ltd
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted May 8,
2024
                                                            CIK No. 0002004489

       Dear Raymond Wai Man Cheung:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 15, 2024 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Prospectus Summary, page 1

   1. We note your response to prior comment 3 and reissue our comment. Please expand your disclosure here and in
the Business section to discuss the timeline for your plans to expand your business across
Singapore and the Southeast Asian region.
       Business, page 54

   2. We note your response to prior comment 15, which we reissue in part. We refer to your disclosure throughout
your registration statement of the rising aging population as a key driver of growth in the
orthopedic market in Singapore. We also note your prominent
                                                        disclosure of your
corporate client base in the construction and oil & gas industries, which accounted for
approximately 25% of your revenue in the fiscal year ended June 30, 2023,
 Raymond Wai Man Cheung
FirstName  LastNameRaymond  Wai Man Cheung
Basel Medical Group Ltd
Comapany
May        NameBasel Medical Group Ltd
     29, 2024
May 29,
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FirstName LastName
         and that you offer sub-specialties that include sports medicine and trauma. Please expand your disclosure relating to your key client bases and the medical services provided.
Our Competitive Strengths, page 56

3. We note your response to prior comment 14 and reissue our comment. For all statements throughout the registration statement regarding industry leadership, please substantiate your claims or remove such statements. As an example only, we continue to note references to your "best-in-class treatments and services" on page 56.

We have a highly scalable corporate infrastructure to support growth, page 56

4. We note your disclosure in response to prior comment 16, which we reissue in part. Please expand your disclosure relating to your shareholders and clarify whether their global network provides access to partnerships and collaborations in the medical and orthopedic industries.
Our Growth Prospects, page 57

5. We note your response to prior comment 17, which we reissue. Please revise to disclose the addressable market for orthopedic treatments in Singapore and Southeast Asia, including any orthopedic devices.
Our Business Model, page 59

6. We note your response and revised disclosure on page 60 relating to your currently dormant entities, SKS and SKC. Please revise to provide additional detail regarding the purposes and types of patients that SKS and SKC were intended to serve and how your business strategy and customer profiles have changed over time. Please also revise your disclosure and the diagram on page 35 accordingly.
Our Patients and Clients, page 70

7. We note your revised disclosure in response to prior comment 19 that your ten largest customers during the six months ended December 31, 2023 include 271 corporate clients who refer their employees to you for treatment. You also disclose that your ten largest customers for the fiscal years ended June 30, 2022 and June 30, 2023 included six corporate clients. Please revise to clarify how your ten largest customers included 271 corporate clients during the six months ended December 31, 2023 and discuss the factors that contributed to this increase in corporate clients.
8. We note your revised disclosure in response to prior comment 23 that 72% of your patients receive outpatient treatments. You also disclose on page 60 that your outpatient services include a wide range of non-surgical services. Please expand your disclosure to discuss the types of services and treatments that constitute inpatient and outpatient treatments, and clarify whether the majority of your outpatient treatments are non-
 Raymond Wai Man Cheung
FirstName  LastNameRaymond  Wai Man Cheung
Basel Medical Group Ltd
Comapany
May        NameBasel Medical Group Ltd
     29, 2024
May 29,
Page 3 2024 Page 3
FirstName LastName
         surgical.
Intellectual Property, page 72

9. We note your response to prior comment 24 and reissue our comment in part. Please expand your disclosure relating to your registered trademarks, including the number of trademarks, when you obtained such trademarks, and the jurisdictions in which you registered such trademarks.
Licenses, Permits and Approvals, page 73

10. We note your revised disclosure in response to prior comment 26 that you will submit a renewal application a reasonable period of time prior to the expiration of a patent. For each patent expiring in 2024, please clarify the status of each license, including the updated expiration date.
Note 15. Amount Due From/(To) Related Parties, page F-34

11.      We have reviewed your revised disclosure in response to prior comment
35. Please revise
         your consolidated balance sheets to present the amounts due from a director and related parties as a deduction from equity, consistent with the guidance in Staff Accounting
         Bulletin Topic 4.E, or explain the reason why a change is not necessary. In addition, please disclose the full financial terms of the June 2023 agreement between Dr. Kevin Yip and Rainforest Capital VCC since payment is related to this agreement. Lastly, please clarify your disclosure to state whether Rainforest Capital VCC will pay cash to Basel
         Medical Group Ltd since the use of the word "offset" does not clearly indicate that the payment of cash will be made to settle the outstanding receivables and to state whether payment will be made if June 30, 2024 financial statements are not issued.
Note 16. Borrowings, page F-35

12. We note your response to comment 36. Please clearly disclose which specific term loans and corresponding amounts have been classified as current liabilities.
13. We note your response to comment 37. You disclose that the risk of any cross-default or cross-acceleration provisions is low. Please specifically disclose whether there are cross-
         default and cross-acceleration provisions in your term loan agreements and correspondingly summarize the terms. Please also tell us how you determined the risk of these provisions is low and do not need to be considered when determining the balance sheet classification of your remaining term loans. In addition, please revise the relevant risk factor on page 16 to reflect that loans are currently are in default.
General

14. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
 Raymond Wai Man Cheung
Basel Medical Group Ltd
May 29, 2024
Page 4
      Securities Act, whether or not they retain copies of the communications
       Please contact Nudrat Salik at 202-551-3692 or Michael Fay at 202-551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact
Robert Augustin at 202-551-8483 or Jane Park at 202-551-7439 with any other questions.



                                                          Sincerely,

FirstName LastNameRaymond Wai Man Cheung                  Division of
Corporation Finance
                                                          Office of Industrial
Applications and
Comapany NameBasel Medical Group Ltd
                                                          Services
May 29, 2024 Page 4
cc:       Benjamin Tan, Esq.
FirstName LastName